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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 25, 2014

Re:	Comcast Corporation
Amendment No. 3 to Form S-4
Filed August 14, 2014
File No. 333-194698

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), we hereby submit Comcast’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 18, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014, among Comcast, Time Warner Cable Inc. (“TWC”) and Tango Acquisition Sub, Inc.

This letter and Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which includes a related joint proxy statement/prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 4 marked to indicate changes from the version filed on August 14, 2014.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Comcast. All references to page numbers in Comcast’s responses are to the pages in the marked version of Amendment No. 4.

United States Securities and Exchange Commission	2	August 25, 2014

General

1.	We note on pages 77 and 167, a summary of the material terms and relief sought in connection with your ongoing litigation – the New York action and the Delaware actions. Accordingly, please confirm that the memorandum of understanding dated July 22, 2014 settling the litigation does not include a financial settlement.

Response:

Comcast respectfully advises the Staff that the settlement provides exclusively for non-economic consideration (i.e., supplemental disclosures and the shortening of a matching rights provision in the merger agreement) to the putative class and will not affect the timing of the merger with TWC or the consideration to be paid in the merger with TWC. In addition to the consideration to class members, plaintiffs’ counsel are expected to petition the court for an award of attorneys’ fees and expenses (which amount will not affect the consideration to be paid in the merger with TWC). The disclosure on pages 75 and 161 of the joint proxy statement/prospectus has been revised accordingly.

The Divestiture Transactions, page 200

2.	We note your added disclosure discussing the earliest date that the divestiture transactions may occur. Please further revise to clarify that you anticipate the SpinCo registration statement on Form S-1 to be filed in advance of the anticipated closing of the TWC merger and share exchange with Charter.

Response:

In response to the Staff’s comment, the disclosure in the explanatory note and on page 203 of the joint proxy statement/prospectus has been revised.

3.	In addition to the diagrams and charts included, you should consider including a timeline which graphically depicts the anticipated timeframe of each significant event in the merger and divestiture transactions.

Response:

In response to the Staff’s comment, the disclosure on page 210 of the joint proxy statement/prospectus has been revised to include an indicative sequence of events which graphically depicts each significant event related to the merger with TWC and the divestiture transactions.

Contribution and Spin-Off, page 200

4.	We note the reference to “all of the outstanding SpinCo shares” being distributed to Comcast shareholders and the distribution being “pro rata” (in your second explanatory note). Since the Charter exchange offer will be happening contemporaneous to the spinoff and Comcast shareholders will not have an opportunity to sell 100% of the shares they receive in the spin-off (e.g. as soon as “when-issued” trading begins), please revise to make clear that a Comcast shareholder’s interest in SpinCo following the spin-off will not be the same proportional interest that such a shareholder holds in Comcast.

Response:

In response to the Staff’s comment, the disclosure on page 204 of the joint proxy statement/prospectus has been revised.

**************

In connection with any request to accelerate the effective date of the Registration Statement, Comcast will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission	3	August 25, 2014

Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,

/s/ William J. Chudd

William J. Chudd

cc:	Robert B. Schumer, Esq., Ariel J. Deckelbaum, Esq. and Ross A. Fieldston, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP